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                                              Exhibit 1




               CSW COMMUNICATIONS, INC.
                   BALANCE SHEET
                 SEPTEMBER 30, 1995


Assets

Fiber Optic Equipment and Plant              $ 11,035,024

Intangibles (Net of Accumulated
Amortization)                                     116,282

Deferred Charges                                       --

Income Tax Benefit Receivable                     243,489

Other Assets                                      595,374

Total Assets                                 $ 11,990,169



Capitalization and Liabilities

Common Stock                                 $      1,000

Retained Earnings                                (589,785)

Total Capitalization                             (588,785)

Advances from Affiliates                       12,390,123

Deferred Income Taxes                             188,831

Total Capitalization and
Liabilities                                  $ 11,990,169